SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                   SEC File Number:   333-138465
                                                   CUSIP Number:       50255M108

(Check One):
|_| Form 10-K     |_| Form 20-F     |_| Form 11-K     |X| Form 10-Q
|_| Form 10-D     |_| Form N-SAR    |_| Form N-CSR

For period ended: March 31, 2009

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the transition period ended: ____________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________


PART I--REGISTRANT INFORMATION

Full name of registrant:               La Cortez Energy, Inc.
                                       -----------------------------------------

Former name if Applicable:             La Cortez Enterprises, Inc.
                                       -----------------------------------------

Address of Principal Executive Office: Calle 67 #7-35 Oficina 409
                                       -----------------------------------------

City, State and Zip Code:              Bogota, Colombia
                                       -----------------------------------------


PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|   (b)   The subject annual report, semi-annual report, transition
                  report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_|   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "Report") by the prescribed date of May 15, 2009, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

      Paul C. Levites, Esq.            (212)       400-6900
      --------------------------------------------------------------------------
      (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2007, the Registrant was essentially a shell company and inactive. As reported in the Registrant's interim results during 2008, the Registrant has begun activities and has therefore incurred expenses and losses related to those start up activities. Preliminary, unaudited estimates of certain key indicators show material differences from the period ended March 31, 2008 to the period ended March 31, 2009 (the 2009 amounts shown below are approximate and are subject to change).

During the quarter ended March 31, 2009, the Registrant incurred net losses of approximately $(750,307) as compared to net losses of $(1,120,777) during the quarter ended March 31, 2008. This difference was primarily due to significant increases in the first quarter of 2009 in expenses in connection with the Registrant's new business operations in South America offset against a restatement of expenses of $990,000 in the first quarter of 2008 to take into account a revaluation of a grant of stock in exchange for services.

                             La Cortez Energy, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2009


                              By: /s/ Andres Gutierrez Rivera
                                  ----------------------------------------------
                                  Name:    Andres Gutierrez Rivera
                                  Title:   President and Chief Executive Officer